FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")
555 Burrard Street, Suite 1800

Vancouver, British Columbia
V7X 1M9

2. Date of Material Change

March 26, 2024

3. News Release

News release was disseminated in Canada on March 26, 2024 through the facilities of Newsfile Corp., and a copy was subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On March 26, 2024, Dolly Varden announced the closing of its previously announced bought deal public offering for gross proceeds to the Company of $14,999,985 (the "Offering"). Pursuant to the Offering, Dolly Varden sold 14,285,700 shares of the Company on a charitable basis (each, a "Charity FT Share") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) at a price of $1.05 per Charity FT Share.

5.1 Full Description of Material Change

On March 26, 2024, Dolly Varden announced the closing of the Offering. Pursuant to the Offering, Dolly Varden sold 14,285,700 Charity FT Share at a price of $1.05 per Charity FT Share.

The Offering was completed by a syndicate of underwriters co-led by Research Capital Corporation, as co-lead underwriter and sole bookrunner, and Haywood Securities Inc., as co-lead underwriter, and including Raymond James Ltd. (collectively, the "Underwriters"). Mr. Eric Sprott, through 2176423 Ontario Ltd., participated in the Offering.

The gross proceeds from the sale of Charity FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Income Tax Act (Canada) and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada) that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be incurred on or before December 31, 2025 and renounced with an effective date no later than December 31, 2024 to the initial purchasers of Charity FT Shares.

The Charity FT Shares were issued by way of a prospectus supplement dated March 6, 2024 (the "Supplement") to the Company's short form base shelf prospectus dated April 25, 2023 (the "Shelf Prospectus"), filed with the securities regulatory authorities in all provinces of Canada, except Quebec. Copies of the Supplement and Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director Telephone: 1-604-602-1440 info@dollyvardensilver.com

9. Date of Report

May 1, 2024

Forward-Looking Statements

This material change report contains statements that constitute "forward-looking statements." Such forward looking statements involveknownandunknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: the intended use of proceeds from the Offering.

Forward-looking statements in this material change report include, among others, use of proceeds of the Offering. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this material change report represents the expectations of the Company as of the date of this material change report and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.